May 12, 2025

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc
The MediaWorks
191 Wood Lane
White City
London W12 7FP
United Kingdom

        Re: Autolus Therapeutics plc
            Registration Statement on Form S-1
            Filed May 8, 2025
            File No. 333-287097
Dear Christian Itin Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    William DuVal